UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ALEXANDER & BALDWIN, INC.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
014482103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
Richard T. McGuire
Marcato Capital Management LLC
235 Pine Street, Suite 1650
San Francisco, California 94104
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	014482103	Page 2

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 41,694,559 shares of common stock, without par value (the “Common Shares”), of Alexander & Baldwin, Inc. (the “Issuer”) outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”).

CUSIP No.	014482103	Page 3

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 4

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,127,030

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,127,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,127,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 5

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 6

1	NAMES OF REPORTING PERSONS Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,179

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

139,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,179

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 7

1	NAMES OF REPORTING PERSONS Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

56,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 8

1	NAMES OF REPORTING PERSONS Marcato International Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,603

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

356,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,603

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
7 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 9

1	NAMES OF REPORTING PERSONS Marcato Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		551,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

551,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,881

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
8 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 10

1	NAMES OF REPORTING PERSONS Richard T. McGuire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		551,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

551,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,881

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
9 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1.	Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 (the “Original Schedule 13D” and as amended and supplemented by this Amendment No. 1, this “Schedule 13D”) relating to the common stock, without par value (the “Common Shares”), of Alexander & Baldwin, Inc., a Hawaii corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 822 Bishop Street, Post Office Box 3440, Honolulu, Hawaii 96801. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Original Schedule 13D.
As of December 5, 2011, as reflected in this Schedule 13D, Pershing Square, PS Management, Pershing Square GP and William A. Ackman (collectively, the “Pershing Square Persons”) beneficially owned an aggregate of 3,561,943 Common Shares and the Marcato Funds, Marcato and Richard T. McGuire (collectively, the “Marcato Persons”) beneficially owned an aggregate of 551,881 Common Shares.
The Pershing Square Persons have additional economic exposure to approximately 492,450 Common Shares under certain cash settled total return swaps entered into for the benefit of the Pershing Square Funds, bringing their total aggregate economic exposure to 4,054,393 Common Shares, representing approximately 9.7% of the outstanding Common Shares.
The Marcato Persons have additional economic exposure to approximately 365,714 Common Shares under certain cash-settled total return swaps entered into for the benefit of the Marcato Funds, bringing their total aggregate economic exposure to 917,595 Common Shares, representing approximately 2.2% of the outstanding Common Shares.

Item 2.	Identity and Background
Item 2 of the Original Schedule 13D is hereby amended and supplemented by deleting the second paragraph of Section (a), (f) thereunder in its entirety and replacing if with the following.
On December 1, 2011, the Issuer announced that its board of directors had unanimously approved a plan to pursue the separation of the Issuer to create two independent, publicly traded companies. Following this announcement, the Pershing Square Persons and the Marcato Persons determined that their mutual interests have been achieved and terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) the joint filing agreement, dated as of March 31, 2011, in each case, effective as of December 2, 2011. As a result, effective as of December 2, 2011, the Marcato Persons ceased to be deemed beneficial owners of more than five percent of the Common Shares and henceforward will cease to be reporting persons under this Schedule 13D.
The Pershing Square Persons have entered into a joint filing agreement, dated as of December 5, 2011, a copy of which is attached here to as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (including its wholly-owned subsidiary PSRH, Inc., a Cayman Islands corporation) (collectively, the “Pershing Square Funds”), which purchased 3,561,943 Common Shares for total consideration of $148,100,867 (including brokerage commissions) and 492,450 notional shares underlying the Swaps. The source of funds for such transactions was derived from the capital of the Pershing Square Funds. The Marcato Funds purchased 551,881 Common Shares for total consideration of $20,730,015 (including brokerage commissions) and 365,714 notional shares underlying the Swaps. The source of funds for such transactions was derived from the capital of the Marcato Funds.

Item 5.	Interest in Securities of the Issuer.
Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:
(a), (b) Based upon the Form 10-Q, 41,694,559 Common Shares were outstanding as of September 30, 2011. Based on the foregoing, (i) the Pershing Shares (as defined below) represented approximately 8.5% of the Common Shares and (ii) the Marcato Shares (as defined below) represented approximately 1.3% of the Common Shares, in each case, issued and outstanding as of such date. Effective as of December 2, 2011, the Marcato Persons ceased to be deemed beneficial owners of more than five percent of the Common Shares and henceforward will cease to be reporting persons under this Schedule 13D.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 3,561,943 Common Shares (the “Pershing Shares”). As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Pershing Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,127,030 Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as the managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Pershing Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Pershing Shares for purposes of this Schedule 13D.
Marcato Fund I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 139,179 Common Shares. Marcato Fund II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 56,099 Common Shares. Marcato Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 356,603 Common Shares. Marcato, as the general partner of Marcato Fund I and Marcato Fund II and the investment manager of Marcato Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 551,881 Common Shares (the “Marcato Shares”). By virtue of Richard T. McGuire’s position as the managing member of Marcato, Richard T. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Richard T. McGuire may be deemed to be the beneficial owner of the Marcato Shares for purposes of this Schedule 13D.
The Pershing Square Persons disclaim beneficial ownership of the Marcato Shares, and the Marcato Persons disclaim beneficial ownership of the Pershing Shares.
Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(c) Exhibit 99.2 to the Original Schedule 13D and Exhibit 99.2 to this Amendment No. 1, which are both incorporated by reference into this Item 5(c) as if restated in full herein, describe all of the transactions in Common Shares and Swaps that were effected during the past sixty days by the Pershing Square Persons for the benefit of the Pershing Square Funds or the Marcato Persons for the benefit of the Marcato Funds, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended and supplemented by deleting the second paragraph thereof in its entirety and replacing it with the following:
The Pershing Shares are beneficially owned by the Pershing Square Persons and the Marcato Shares are beneficially owned by the Marcato Persons. Furthermore, (i) the Pershing Square Persons entered into Swaps for the benefit of the Pershing Square Funds (the “Pershing Square Swaps”), and (ii) the Marcato Persons entered into Swaps for the benefit of the Marcato Funds (the “Marcato Swaps”). The Pershing Square Swaps constitute economic exposure to approximately 1.2% notional outstanding Common Shares in the aggregate, with initial reference prices ranging from $45.12 to $45.41. The Pershing Square Swaps expire on March 28, 2013 (with respect to economic exposure to 279,675 Common Shares) and April 22, 2013 (with respect to economic exposure to 212,775 Common Shares). The Marcato Swaps constitute economic exposure to approximately 0.9% notional outstanding Common Shares in the aggregate, with initial reference prices ranging from $45.12 to $49.99. The Marcato Swaps expire on March 28, 2013 (with respect to economic exposure to 195,114 Common Shares), June 6, 2013 (with respect to economic exposure to 75,000 Common Shares), July 5, 2013 (with respect to economic exposure to 62,600 Common Shares) and August 2, 2013 (with respect to economic exposure to 33,000 Common Shares).
Item 6 of the Original Schedule 13D is hereby amended and supplemented by deleting the last sentence of the third paragraph thereof in its entirety and replacing it with the following:
Counterparties for the Swaps include entities related to Morgan Stanley, Société Génerale and UBS.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of December 5, 2011, among the Pershing Square Persons.

Exhibit 99.2	Trading Data.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 5, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

PS MANAGEMENT, GP, LLC

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

/s/ William A. Ackman

Name: William A. Ackman

[Signature Page to Amendment No. 1 to Schedule 13D]

MARCATO, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

MARCATO II, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

MARCATO INTERNATIONAL MASTER FUND LTD.

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Director

MARCATO CAPITAL MANAGEMENT LLC

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

/s/ Richard T. McGuire

Name: Richard T. McGuire

[Signature Page to Amendment No. 1 to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of December 5, 2011, among the Pershing Square Persons.

Exhibit 99.2	Trading Data.